UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Jerome F. McAleer

LumiraDx, Inc.

221 Crescent Street, 5th Floor

Waltham, MA 02543

(888) 586-4721

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109		SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Jerome F. McAleer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
14,382,316*

	8	SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		0
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		14,382,316*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,382,316*

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE			☐
12	INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Consists of 7,736,677 outstanding ordinary shares and 6,645,639 ordinary shares issuable upon the exercise of vested options. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**Based on (i) 142,417,589 common shares outstanding on July 31, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 16, 2022, plus (ii) the 14,382,316 ordinary shares reported in row 11 above.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, par value $0.0000028 per share (the “Common Shares”), in the capital of LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), which has its principal executive offices at Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

Item 2. Identity and Background.

(a)
This Schedule 13D is being filed on behalf of Jerome F. McAleer (the “Reporting Person”).

(b)
The principal business address of the Reporting Person is c/o LumiraDx, Inc., 221 Crescent Street, 5th Floor, Waltham, MA 02543.

(c)
The present principal occupation of the Reporting Person is Co-Founder, Director and Chief Scientist of the Issuer. The principal business address of the Issuer is listed in Item 2(b).

(d)
In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The Reporting Person is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

This Form 13D is being filed solely because the Reporting Person may be deemed to have acquired beneficial ownership of certain Common Shares on March 28, 2022, which is the date that the A ordinary shares, par value $0.0000028 per share (“Ordinary Shares”), of the Issuer became convertible into Common Shares in connection with the expiration of certain lock-up restrictions and in accordance with the Amended and Restated Memorandum and Articles of Association of the Issuer, a copy of which is incorporated herein by reference. See Exhibit A.

The Issuer securities disclosed in this Schedule 13D were all acquired prior to the registration of the Common Shares on September 28, 2021, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. Such securities were in each case acquired from the Issuer as part of previous funding rounds effected by the Issuer to raise funds for working capital and general corporate purposes, with the exception of vested “founder options” over 6,645,639 Ordinary Shares which were issued to the Reporting Person as equity incentives in January 2021. The founder options are described in the section titled “Compensation of Management Team and Directors - Founders Equity Awards” in the Issuer’s Annual Report on Form 20-F that was filed with the SEC on April 13, 2022, a copy of which is incorporated herein by reference. See Exhibit B. The founder options have a strike price of $16.96 to $17.05 per share and have not been exercised as of the date of this filing.

Item 4. Purpose of the Transaction.

The Reporting Person acquired beneficial ownership of the Common Shares in his capacity as Co-Founder, Director and Chief Scientist of the Issuer. The Reporting Person intends to participate in and influence the affairs of the Issuer through his ownership interest in the Issuer and through his position as Co-Founder, Director and Chief Scientist of the Issuer, as well as through the voting of his Ordinary Shares. Each Ordinary Share has ten votes per share on all matters subject to the vote of the shareholders.

The Reporting Person, at any time, and from time to time may acquire additional Ordinary Shares or Common Shares or dispose of any or all of the Ordinary Shares or Common Shares that he owns depending upon an ongoing evaluation of his investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, the Reporting person has no plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person may be deemed to beneficially own an aggregate of 14,382,316 Common Shares, representing 9.2% of the Common Shares. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 7,736,677 outstanding Ordinary Shares and 6,645,639 Ordinary Shares issuable upon the exercise of vested options. Outstanding Ordinary Shares are convertible at any time into an equal number of Common Shares at the option of the holder thereof. The percentage of Common Shares beneficially owned by the Reporting Person is based on 142,417,589 Common Shares outstanding on July 31,

2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 16, 2022. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect the Reporting Person’s proportion of economic interest or voting power in the Issuer. According to the Form 6-K filed by the Issuer on August 16, 2022, the Reporting Person held 8.1% of the outstanding Ordinary Shares and 7.8% of the total voting power of the Issuer’s securities as of July 31, 2022.

(b)
The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the securities reported on the cover page of this Schedule 13D.

(c)
The information contained in Item 3 above is herein incorporated by reference. Except as described therein, the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d)
The Reporting Person has the right to receive the proceeds from the sale of the securities reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

The Amended and Restated Memorandum and Articles of Association of the Issuer (the “Articles”) provide certain rights to the Reporting Person as a “Founder Director” (as defined therein). In particular, any resolution to remove a Founder Director shall require the Ordinary Shares held by Mr. Ron Zwanziger, the Issuer’s Chairman and Chief Executive Officer, and his affiliates to be voted in favor of the relevant resolution. The Articles also provide that each of the Issuer’s executive officers or directors shall be indemnified out of its assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or executive officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of the Issuer’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the Issuer or its affairs in any court whether in the Cayman Islands or elsewhere.

The Articles also contain lock-up arrangements and other restrictions applicable to the Ordinary Shares. Subject to limited exceptions, the Ordinary Shares must first be voluntarily converted into Common Shares prior to being transferred, but such voluntary conversion was (subject to limited exceptions) not permitted prior to March 28, 2022.

This summary is qualified by reference to actual text of the Articles, a copy of which is incorporated herein by reference. See Exhibit A.

Lock-up Agreement

In connection with the Issuer’s recent underwritten public offering, the Reporting Person entered into lock-up agreements pursuant to which he has agreed that, without the prior written consent of Goldman Sachs & Co. LLC, he will not, subject to certain exceptions, during the period ending 90 days after the date of the Prospectus, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

Goldman Sachs & Co. LLC, in their sole discretion, may release the Common Shares subject to the lock-up agreements described above in whole or in part at any time.

The foregoing description of the lock-up agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of lock-up agreement, a copy of which is included as Annex I to the form of underwriting agreement filed as Exhibit C to this Amendment No. 1 and incorporated herein by reference.

Founder Options

Information regarding the “founder options” granted to the Reporting Person as described herein is set forth in the section titled “Compensation of Management Team and Directors - Founders Equity Awards” in the Issuer’s Annual Report on Form 20-F that was filed with the SEC on April 13, 2022, a copy of which is incorporated herein by reference. See Exhibit B.

Item 7. Material to be Filed as Exhibits.

Exhibit A Amended and Restated Memorandum and Articles of Association of the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 13, 2022).

Exhibit B Issuer’s Annual Report on Form 20-F (incorporated by reference to the Issuer's Annual Report on Form 20-F filed by the Issuer with the SEC on April 13, 2022).

Exhibit C Form of Lock-up Agreement included as Annex I to the form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-266207) filed with the SEC on July 19, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2022

Jerome F. McAleer

By: /s/ Jerome F. McAleer

Name: Jerome F. McAleer